Aardvark Therapeutics, Inc.
4370 La Jolla Village Drive, Suite 1050

San Diego, CA 92122

March 30, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Chris Edwards

Re: Aardvark Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 23, 2026

File No. 333-294537

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aardvark Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-294537) of the Company, filed with the Securities and Exchange Commission on March 23, 2026 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:00 p.m., Eastern Time, on April 3, 2026 or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha H. Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

AARDVARK THERAPEUTICS, INC.

By: /s/ Nelson Sun

Name: Nelson Sun

Title: Chief Financial Officer

cc: Samantha H. Eldredge, Esq. (Paul Hastings LLP)